[redacted]

10028453

SECURI ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Libertas LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwhich Office Park South, 51 East Weaver Street
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Leibowitz — 201-356-1796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Libertas LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Libertas LLC. for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director

Ira B. Leibowitz
Chief Financial Officer

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of Knight Libertas LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Knight Libertas LLC (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

   a. Compared payments of $128,352 reported on item 2B on SIPC-7T page 1 with the respective cash disbursement records obtained from the Company, to the sum of:

      i. Payment of $150 to check number 000226, dated January 23, 2009;
      ii. Payment of $128,202 to check number 000649, dated July 28, 2009.

   b. Payment of $199,694 reported on SIPC-7T item 2D to check number 001126 dated February 17, 2010, obtained from the Company.

2. Compared the Total Revenue amount of $132,450,677 reported on the audited Form X-17A-5 less total revenue for the three month period ended March 31, 2009, with the Total revenue amount of $132,450,677 reported on SIPC-7T page 2, item 2a for the period from April 1, 2009 through December 31, 2009 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions for the three quarterly periods of $1,140,235 on SIPC-7T line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the line titled "Commissions, floor brokerage and clearance paid to other SIPC members" on the schedule titled "SIPC

PRICEWATERHOUSECOOPERS

Net Operating Revenues and General Assessment Year Ending December 31, 2009" prepared by the Company, noting no difference; and

b. On the schedule "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" we performed the following:

   i. Compared the amount in the line titled "Ticket Charges" for the period of April 1, 2009 to December 31, 2009 of $705,080 to General Ledger number 50030 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference;

   ii. Compared the amount in the line titled "ECN Expenses" of $435,155 to General Ledger number 53000 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

c. Compared deductions for the three quarterly periods of $151,924 on SIPC-7T line 2c(9)(i) "Total interest and dividend expenses" to the line titled " Total interest and dividend expenses" on the schedule titled "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" prepared by the Company, noting no difference; and

d. On the schedule "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" we performed the following:

   i. Compared the amount in the line titled "Interest Income" for the period of April 1, 2009 to December 31, 2009 of $151,924 to General Ledger numbers 48101 and 48102 from the Trial Balance as of December 31, 2009, prepared by the Company, noting no difference.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7T:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $131,158,518 noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $327,896, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $199,544, noting no difference.

   b. Calculations reflected in the schedule titled "SIPC Net Operating Revenues and General Assessment Year Ending December 31, 2009" obtained in procedure 3:

      i. Recalculated the arithmetical accuracy of the amount in the line titled "Commissions, floor brokerage fees, and clearance paid to other SIPC members" of $1,140,235, noting no difference.

PRICEWATERHOUSECOOPERS

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KNIGHT LIBERTAS LLC
ATTN: IRA LEIBOWITZ
1 GREENWICH OFFICE PARK 2ND FLOOR
GREENWICH, CT 06831-5150

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 327,896

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (128,352)

JUNE 30, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 199,544

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 199,544

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KNIGHT LIBERTAS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SR. MANAGING DIRECTOR
(Title)

Dated the 26 day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 132,450,677

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,140,235

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 151,924

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 151,924

Total deductions 1,292,159

2d. SIPC Net Operating Revenues $ 131,158,518

2e. General Assessment @ .0025 $ 327,896 RC

(to page 1 but not less than $150 minimum)

Knight Libertas LLC

Statement of Financial Condition
December 31, 2009

Knight Libertas LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Knight Libertas LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Knight Libertas LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Knight Libertas LLC
Statement of Financial Condition
December 31, 2009

		(in thousands)
Assets		
Cash and cash equivalents	$	14,075
Receivable from clearing organization		40,283
Receivable from affiliates		747
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,484		1,596
Intangible assets, less accumulated amortization of $5,657		20,543
Goodwill		80,968
Other assets		4,337
Total assets	$	162,549
Liabilities and Member's Equity		
Liabilities		
Accrued compensation expense	$	18,380
Payable to affiliates		1,346
Accrued expenses and other liabilities		13,010
Total liabilities		32,736
Commitments and contingent liabilities (Note 6)		
Member's equity		129,813
Total liabilities and member's equity	$	162,549

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Libertas LLC (the "Company"), a limited liability company organized in the state of Delaware, provides riskless principal trade execution services and investment research across a broad range of fixed income securities, including high-yield and high-grade corporate bonds, distressed debt, asset- and mortgage-backed securities, federal agency securities, convertible bonds, hybrid securities, syndicated bank loans and emerging markets. The Company also offers capital markets services to companies seeking financing. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company's sole member is Knight Libertas Holdings LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

On July 11, 2008, the Company was acquired by a subsidiary of KCG (the "Acquisition"). In conjunction with the Acquisition, a subsidiary of KCG contributed goodwill of $47.6 million and intangible assets of $26.2 million to the Company.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Goodwill and Intangible Assets
The Company tests goodwill and intangible assets with an indefinite useful life for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company amortizes other intangible assets on a straight line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Foreign Currencies
The functional currency of the Company is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Statement of Financial Condition.

Depreciation, Amortization and Occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events
The Company evaluated all activities through February 26, 2010, the filing date of this financial statement.

3. Receivable From Clearing Organization

Receivable from clearing organization represents cash maintained at the clearing broker and commissions earned as an introducing broker. Management believes that the carrying value of the amount receivable from clearing organization approximates fair value.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

	(in thousands)
Computer hardware and software	$ 365
Leasehold improvements	726
Telephone systems	1,122
Fumiture and fixtures	520
Equipment	347
	3,080
Less: Accumulated depreciation and amortization	1,484
	$ 1,596

5. Goodwill and Intangible Assets

At December 31, 2009, the Company had goodwill and intangible assets of $81.0 million and $20.5 million, respectively, which resulted from the acquisition of the Company by a subsidiary of KCG.

The intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from five to seven years. The weighted average remaining life of the Company's intangible assets at December 31, 2009 is approximately 5.5 years.

The acquisition of the Company by a subsidiary of KCG in July 2008 included an earn-out provision with specific performance targets that would enable the sellers of the Company to receive up to $75.0 million of unregistered KCG common stock based on the future performance of the Company during the three year period following the Acquisition. During 2009, the Company achieved its first year performance target which entitled the sellers to receive $33.3 million of the aforementioned earn-out in the form of 1.6 million shares of unregistered KCG common stock, of which 50% of such shares will be issued in July 2010 and the remaining 50% will be issued in July 2011. As the acquisition of the Company occurred prior to the effective date of Statement of Financial Accounting Standards No. 141(R) *Business Combinations,* the Company applied the standards in effect at the time of the acquisition. As such, this $33.3 million earn-out is accounted for as an increase in Goodwill and a contribution of Member's equity by a subsidiary of KCG on the Statement of Financial Condition.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually, or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company's goodwill and intangible assets are tested in conjunction with the Company's business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business segment compared to the net book value. In June 2009, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Management has assessed and concluded that there was no impairment of goodwill at December 31, 2009.

Amortizable intangibles are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. No such events occurred in 2009 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

6. Commitments and Contingent Liabilities

The Company, during the normal course of business, conducts delayed-delivery transactions in conjunction with its riskless principal bank loan trade executions. As of December 31, 2009 the amounts receivable and payable related to these transactions was $24.3 million and $24.8 million, respectively.

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2009, future minimum rental commitments under all noncancelable office leases, and guaranteed employment contracts longer than one year and other commitments (collectively, "Other Obligations") were as follows (in thousands):

	Office Leases	Other Obligations	Total
Year ending December 31,			
2010	$ 722.0	$ 1,125.0	$ 1,847.0
2011	711.1	593.8	1,304.9
2012	711.8	-	711.8
Thereafter through 2013	412.4	-	412.4
	$ 2,557.3	$ 1,719	$ 4,276

In January 2010, the Company entered into a lease agreement for new office space. The lease is for 14 years, begins in February 2010 and includes a nine month free rent period. Future minimum rental commitments beginning in November 2010 are $451,000 in 2010, $3.6 million per year from 2011 through 2013, $3.8 million in 2014 and $38.6 million thereafter, through 2024.

The Company has been named as a defendant in legal actions. In addition, from time to time, the Company is subject to examinations and inquiries by various regulatory and self-regulatory bodies. The results of these matters cannot be predicted with certainty, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, based on consultation with legal counsel that, based on the information currently available, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total fixed income notional value traded by the Company. For the year ended December 31, 2009, no client accounted for 10% or more of the fixed income notional value traded.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

9. Related Party Transactions

The Company pays two affiliates fees for introducing transactions from international customers.

The Company pays an affiliate rent and overhead expenses based on direct usage.

The Company pays two affiliates for allocated accounting, legal, IT and other support staff costs. These fees are direct allocations of employee time spent in support of the Company.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears the majority of its domestic securities transactions through a clearing broker on a fully disclosed basis. Substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2009, the Company had net capital of $21.6 million, which was $18.6 million in excess of its required net capital of $3.0 million.